                                                                    EXHIBIT 11.1

                                  Q CLUBS INC.


                 COMPUTATION OF PRO FORMA EARNINGS PER SHARE(1)



                                                                          THREE MONTHS     THREE MONTHS
                                                        YEAR ENDED           ENDED            ENDED
                                                     DECEMBER 31, 1995   MARCH 31, 1995   MARCH 31, 1996
                                                     -----------------   --------------   --------------
Average Common shares outstanding..................       2,110,508         2,110,508        2,110,508
Net effect of the following (as if outstanding for
  all periods presented):
  Conversion of Series A Preferred Stock and
     cumulative dividends thereon, into Common
     Stock (2) and (3).............................         964,548           964,548          964,548
  Conversion of Series B Preferred Stock into
     Common Stock (2)..............................       1,880,644         1,880,644        1,880,644
  Common Stock required to be issued to fund the
     $2.3 million cash dividend on the Series B
     Preferred Stock (5)...........................         167,651           167,651          167,651
  Conversion of warrants into Common Stock (4).....         581,335           581,335          581,335
  Impact of outstanding stock options and warrants
     (using treasury stock method).................         179,127           179,127          179,127
                                                     -----------------   --------------   --------------
Pro Forma shares outstanding.......................       5,883,813         5,883,813        5,883,813
                                                      =============       ===========      ===========
Net income (loss)..................................     $   125,000        $  (11,000)      $1,379,000
                                                      =============       ===========      ===========
Pro Forma net income (loss) per share..............     $      0.02        $      (--)      $     0.23
                                                      =============       ===========      ===========


(1) All shares give effect to a 19.65165-for-one stock split assumed to occur immediately prior to the completion of the offering.

(2) Assumes conversion of Series A Preferred Stock into Common Stock on a one-for-one basis and Series B Preferred Stock into Common Stock on a 1.379-for-one basis.


(3) Assumes that cumulative dividends on Series A Preferred Stock are converted to 81,639 shares of Common Stock.


(4) Assumes the exercise of all but 58,130 of the outstanding warrants to purchase Common Stock.


(5) Using $14.00 per share, the mid-point of the assumed public offering range.